Exhibit 99.1

Roma Green Finance Limited Receives Nasdaq Deficiency Notice Regarding Minimum Bid Price Requirement

Ordinary shares will continue to trade on the Nasdaq Capital Market, and the Company’s listing on such exchange is not affected by the receipt of the Notice

HONG KONG, May 21, 2024 – Roma Green Finance Limited (NASDAQ: ROMA) disclosed that it had received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) that ROMA is not currently in compliance with the $1.00 minimum bid price requirement for continued listing of the Company’s ordinary shares (the “Ordinary Shares”) on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rules (the “Minimum Bid Price Requirement”). The Notice indicated that the Company has 180 days, or until November 13, 2024 (the “Compliance Deadline”), to regain compliance with the Minimum Bid Price Requirement by having the closing bid price of the Ordinary Shares meet or exceed $1.00 per Ordinary Share for at least ten consecutive business days.

The Notice has no immediate effect on the listing of the Company’s Ordinary Shares, which continue to trade on The Nasdaq Capital Market under the symbol “ROMA”. The Company intends to monitor the closing bid price of its Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the Minimum Bid Price Requirement, including a reverse stock split (i.e., a share consolidation). If the Company does not regain compliance by the Compliance Deadline, the Company may be afforded an additional 180 calendar day period to regain compliance as provided by the Nasdaq Listing Rules.

About Roma Green Finance Limited

The Company is based in Hong Kong and is principally engaged in the provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services. Its service offering mainly comprise the following: (i) Sustainability Program Development, (ii) ESG Reporting, (iii) Corporate Governance and Risk Management, (iv) Climate Change Strategies and Solutions, (v) Environmental Audit, (vi) ESG Rating Support and Shareholder Communication: The Company helps clients to review and improve their ESG / sustainability ratings with Bloomberg and other rating agencies, and (vii) Education and Training.

Additional information about the Company is available at http://www.romaesg.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Contact:

Roma Green Finance Limited

Tel: +852 2529 6878

Email: ir@roma-international.com

Ms. Katy Chan

Metaverse Finance Limited

Tel: + 852 2156 0223

Email: ir@hbkstrategy.com